Exhibit 12.1
WPS Resources Corporation Ratio of Earnings to Fixed Charges

	2005
(Millions)	6 Months	2004	2003	2002	2001	2000
EARNINGS
Income available to common shareholders	$89.8	$139.7	$94.7	$109.4	$77.6	$67.0
Cumulative effect of change in accounting principles	-	-	(3.2)	-	-	-
Federal and state income taxes	23.6	21.7	27.0	24.8	4.8	6.0

Pretax earnings	113.4	161.4	118.5	134.2	82.4	73.0

Loss (income) from less than 50% equity investees	(3.6)	(3.6)	4.2	4.1	(6.5)	-
Distributed earnings of less than 50% equity investees	7.7	11.7	7.5	7.0	3.5	-

Fixed charges	44.6	66.9	69.6	69.4	68.2	63.6

Subtract:
Preferred dividend requirement	2.6	4.6	5.1	4.9	4.6	4.6
Minority interest	2.2	3.4	5.6	-	-	-
Total earnings as defined	$157.3	$228.4	$189.1	$209.8	$143.0	$132.0

FIXED CHARGES
Interest on long-term debt, including related amortization	$35.6	$54.4	$53.8	$49.1	$45.6	$41.7
Other interest	5.3	6.0	5.5	10.2	12.2	11.9
Distributions - preferred securities of subsidiary trust	-	-	3.5	3.5	3.5	3.5
Interest factor applicable to rentals	1.1	1.9	1.7	1.7	2.3	1.9
Preferred dividends (grossed up) (see below)	2.6	4.6	5.1	4.9	4.6	4.6

Total fixed charges	$44.6	$66.9	$69.6	$69.4	$68.2	$63.6

Ratio of earnings to fixed charges	3.5	3.4	2.7	3.0	2.1	2.1

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$1.6	$3.1	$3.1	$3.1	$3.1	$3.1

Tax rate *	39.3%	33.3%	38.7%	36.4%	32.9%	33.3%

Preferred dividends (grossed up)	$2.6	$4.6	$5.1	$4.9	$4.6	$4.6

* The tax rate has been adjusted to exclude the impact of tax credits.